ENDORSEMENT
                       (Only we can endorse this contract)


The paragraph titled "Changes by Prudential" on page 5, under the provision of this contract titled "GENERAL PROVISIONS", is amended as of the Contract Date to provide that Prudential does not reserve the right to increase the amount of the Annual Maintenance Charge. The Charge will never be greater than the amount shown on page 3.


                                   The Prudential Insurance Company of America

                                   By /s/ Isabella L. Kirchner

                                                        Secretary